                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                        _______________________________

                                  SCHEDULE TO
                                 (Rule 13e-4)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                        _______________________________

                          WYNDHAM INTERNATIONAL, INC.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

                        _______________________________

     Options to Purchase Class A Common Stock, Par Value $0.01 Per Share,
       Granted on or after January 1, 2000 to Certain Eligible Employees
                         (Title of Class of Securities)

                        _______________________________

                                  983131 10 6
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                        _______________________________

                               John P. Bohlmann
                            Deputy General Counsel
                       1950 Stemmons Freeway, Suite 6001
                              Dallas, Texas 75207
                                (214) 863-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                        _______________________________

                                   Copy to:

                           N. Kathleen Friday, P.C.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                        1700 Pacific Avenue, Suite 4100
                              Dallas, Texas 75201
                                (214) 969-2800

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------------------------
                    Transaction Valuation*                                        Amount of Filing Fee
-------------------------------------------------------------------------------------------------------------------------
                           $2,799,163                                                     $559
-------------------------------------------------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,598,326 shares of Class A Common Stock of Wyndham International, Inc. having an aggregate value of $2,799,163 as of November 16, 2001 (based on the market value of the underlying common stock) will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:   Not applicable.   Filing Party: Not applicable.
       Form or Registration No.: Not applicable.   Date Filed:   Not applicable.

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       [_] third party tender offer subject to Rule 14d-1.
       [X] issuer tender offer subject to Rule 13e-4.
       [_] going-private transaction subject to Rule 13e-3.
       [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

Item 1.   Summary Term Sheet.

     The information set forth under the "Summary Term Sheet" section in the Offer to Exchange, dated November 19, 2001, attached hereto as Exhibit (a)(1) (the "Offer to Exchange"), is incorporated herein by reference.

Item 2.   Subject Company Information.

     (a) The name of the issuer is Wyndham International, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 1950 Stemmons Freeway, Suite 6001, Dallas, Texas 75207. The Company's phone number is (214) 863-1000. The information set forth in Section 10 of the Offer to Exchange ("Information Concerning Wyndham") is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options granted on or after January 1, 2000 (the "Eligible Options") to purchase shares of the Company's Class A Common Stock, par value $0.01 per share ("Common Stock"), that are outstanding under the Second Amendment and Restatement of the Company's 1997 Incentive Plan (the "Plan") and held by certain employees of the Company and its subsidiaries for restricted unit awards (the "Restricted Units"), upon the terms and subject to the conditions described in the Offer to Exchange, and the related Letter to Eligible Employees attached hereto as Exhibit (a)(2) (together with the Offer of Exchange, as they may be amended or supplemented from time to time, the "Offer"). As of November 16, 2001, the total number of shares of Common Stock underlying the Eligible Options is 5,598,326, all of which are held by current employees eligible to participate in the Offer. Only full-time employees of the Company and its subsidiaries who hold Eligible Options and who received in the performance review conducted by the Company in November 2001 a performance rating that they either met or exceeded the standards set for their position by the Company will be eligible to accept the Offer. Certain specified officers of the Company (Fred Kleisner, Theodore Teng and Joseph Champ) are not eligible to participate in the Offer. One Restricted Unit will be granted for each share of Common Stock underlying the Eligible Options that are accepted for exchange and cancelled. Each Restricted Unit granted gives the holder thereof the right to receive one share of Common Stock upon the satisfaction of certain vesting requirements. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of Eligible Options; Expiration Date") and
Section 9 ("Source and Amount of Consideration; Terms of Restricted Units") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Shares Underlying the Eligible Options") is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

     (a) The information set forth under Item 2(a) above is incorporated herein by reference. The Company is both the filing person and the subject company.

Item 4.   Terms of the Transaction.

     (a) The information set forth in Item 2(b) above and in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Eligibility"), Section 2 ("Number of Eligible Options; Expiration Date"), Section 4 ("Procedures for Tendering Eligible Options"), Section 5 ("Withdrawal Rights and Change of Election"), Section 6 ("Acceptance of Eligible Options for Exchange and Grant of Restricted Units"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of Restricted Units"), Section 13 ("Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 14 ("Legal Matters; Regulatory Approvals"), Section 15 ("Material U.S. Federal Income Tax Consequences") and Section 16 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options") is incorporated herein by reference.

Item 5.   Past Contacts, Transactions, Negotiations and Arrangements.

     (e) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options") is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.

     (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 6 ("Acceptance of Options for Exchange and Issuance of Restricted Units") and
Section 13 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

     (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of Restricted Units") and Section 17 ("Fees and Expenses") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 7 ("Conditions of the Offer") is incorporated herein by reference.

     (d)  Not applicable.

Item 8.   Interest in Securities of the Subject Company.

     (a) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options") is incorporated herein by reference.

Item 9.   Person/Assets, Retained, Employed, Compensated or Used.

     (a)  Not applicable.

Item 10.  Financial Statements.

     (a) The information set forth in the Offer to Exchange under Section 10 ("Information Concerning Wyndham"), Section 11 ("Financial Information") and
Section 18 ("Additional Information") is incorporated herein by reference.

     (b)  Not applicable.

Item 11.  Additional Information.

     (a) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options") and Section 14 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b)  Not applicable.

Item 12.  Exhibits.

     (a)  (1)  Offer to Exchange, dated November 19, 2001.

          (2)  Form of Letter to Eligible Employees.

          (3)  Form of Optionee Statement.

          (4)  Form of Election Form.

          (5)  Form of Notice to Withdraw from the Offer.

          (6)  Form of Notice to Tendering Employees.

          (7)  Form of E-Mail Reminder to Employees.

          (8) Form of Press Release Announcing the Offer, filed with the Securities and Exchange Commission on November 15, 2001, and incorporated herein by reference.

          (9)  Form of E-Mail to Employees Announcing the Offer.

          (10) Power Point Presentation and Related Script Describing Basic Terms of the Offer to Employees.

          (11) Wyndham International, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 27, 2001, as amended on April 30, 2001, and incorporated herein by reference.

          (12) Wyndham International, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 14, 2001, as amended on June 15, 2001, and incorporated herein by reference.

          (13) Wyndham International, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 13, 2001, and incorporated herein by reference.

          (14) Wyndham International, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 13, 2001, and incorporated herein by reference.

     (b)  Not applicable.

     (d) (1) Second Amendment and Restatement of the Wyndham International, Inc. 1997 Incentive Plan.

          (2) Prospectus for Second Amendment and Restatement of the Wyndham International, Inc. 1997 Incentive Plan.

          (3) Form of Restricted Unit Award Agreement for each employee that is a party to an employment agreement with Wyndham International, Inc.

          (4) Form of Restricted Unit Award Agreement for each employee that is not a party to an employment agreement with Wyndham International, Inc.

     (g)  Not applicable.

     (h)  Not applicable.

Item 13.  Information Required by Schedule 13E-3.

     (a)  Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, correct and complete.

                               WYNDHAM INTERNATIONAL, INC.


                               /s/ FRED J. KLEISNER
                               ---------------------------------
                               Fred J. Kleisner
                               Chairman of the Board and Chief Executive Officer


Date: November 19, 2001

                               INDEX TO EXHIBITS

Exhibit
Number    Description
------    -----------

(a)(1)    Offer to Exchange, dated November 19, 2001.

(a)(2)    Form of Letter to Eligible Employees.

(a)(3)    Form of Optionee Statement.

(a)(4)    Form of Election Form.

(a)(5)    Form of Notice to Withdraw from the Offer.

(a)(6)    Form of Notice to Tendering Employees.

(a)(7)    Form of E-Mail Reminder to Employees.

(a)(8) Press Release Announcing the Offer, filed with the Securities and Exchange Commission on November 15, 2001, and incorporated herein by reference.

(a)(9)    Form of E-Mail to Employees Announcing the Offer.

(a)(10) Power Point Presentation and Related Script Describing Basic Terms of the Offer to Employees.

(a)(11) Wyndham International, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 27, 2001, as amended on April 30, 2001, and incorporated herein by reference.

(a)(12) Wyndham International, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 14, 2001, as amended on June 15, 2001, and incorporated herein by reference.

(a)(13) Wyndham International, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 13, 2001, and incorporated herein by reference.

(a)(14) Wyndham International, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 13, 2001, and incorporated herein by reference.

(d)(1) Second Amendment and Restatement of the Wyndham International, Inc. 1997 Incentive Plan.

(d)(2) Prospectus for Second Amendment and Restatement of the Wyndham International, Inc. 1997 Incentive Plan.

(d)(3) Form of Restricted Unit Award Agreement for each employee that is a party to an employment agreement with Wyndham International, Inc.

(d)(4) Form of Restricted Unit Award Agreement for each employee that is not a party to an employment agreement with Wyndham International, Inc.